Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 4, 2007

Pricing Supplement No. 2007—MTNDD168, Dated             , 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$                             principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Based Upon the Dow Jones-AIG Commodity IndexSM Due October 2008

•	We will not make any payments on the notes prior to maturity.

•

The notes will mature on October         , 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$970 plus an index return amount, which may be positive or zero and is subject to a cap. The amount you receive at maturity could be less than US$1,000 per note but will be at least US$970 per note. However,

•	The index return amount will be based on the percentage change of the value of the Dow Jones-AIG Commodity IndexSM during the term of the notes.

•

If the ending value of the Commodity Index is greater than its starting value, the index return amount will be positive and for each note held at maturity will equal the product of (a) US$1,000 and (b) the percentage increase in the value of the Commodity Index, provided that the maximum return on your investment in the notes will be limited to approximately 16% to 20% (to be determined on the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date) per annum. As a result, in no circumstance will the amount you receive at maturity, including principal, be more than approximately US$1,160 to US$1,200 per note (to be determined on the pricing date).

•

If the ending value of the Commodity Index is greater than its starting value and the percentage increase in the value of the Commodity Index is greater than 0% and less than or equal to 3%, the amount you receive at maturity will be between US$970 and US$1,000 per note.

•	If the ending value of the Commodity Index is less than or equal to its starting value, the index return amount will be zero. As a result, the amount you receive at maturity will be US$970 per note.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Citigroup Global Markets Inc. will purchase the notes from Citigroup Funding at a price of US$1,000 per note and expects to sell the notes to the public, directly or through certain affiliated dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated.

We expect that delivery of the notes will be made against payment therefor on or about                 , 2007. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next business day(s) will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMAR Y INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Notes Based Upon the Dow Jones-AIG Commodity IndexSM Due 2008. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are index-linked securities issued by Citigroup Funding Inc. that have a maturity of exactly one year. The notes pay an amount at maturity that will depend on the percentage change of the value of the Dow Jones-AIG Commodity IndexSM, which we refer to as the Commodity Index, from the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date, to the fifth business day before maturity, which we refer to as the valuation date. If the percentage change of the value of the Commodity Index from the pricing date to the valuation date is less than or equal to zero, the payment you receive at maturity will equal 97% of your initial investment in the notes. If the percentage change of the value of the Commodity Index from the pricing date to the valuation date is greater than zero, the payment you receive at maturity will equal 97% of your initial investment in the notes plus an index return amount, which will be capped as described below. Because the amount you receive at maturity is determined by adding the index return amount to 97%, not 100%, of the principal amount of the notes, the index return amount, if any, will be offset by an amount equal to 3% of the principal amount of the notes, or US$30 per note. Thus, in no circumstances will the return on your investment in the notes be more than approximately 16% to 20% (to be determined on the pricing date) per annum, or approximately US$160 to US$200 per note (to be determined on the pricing date).

The notes mature on October             , 2008 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity.

What Will I Receive at Maturity of the Notes?

The notes will mature on October             , 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$970 plus an index return amount, which may be positive or zero. Because the index return amount is capped, the maximum amount, including principal, you could receive at maturity is between US$1,160 to US$1,200 per note (to be determined on the pricing date).

How is the Index Return Amount Defined?

The index return amount will be based on the index return of the Commodity Index during the term of notes.

The index return will equal the following fraction, expressed as a percentage:

Ending Value – Starting Value
Starting Value

The starting value will be the closing value of the Commodity Index as reported by Reuters on Page “.DJAIG” or any substitute page, at 3:00 p.m. on the pricing date.

The ending value will be the closing value of the Commodity Index as reported by Reuters on Page “.DJAIG” or any substitute page, at 3:00 p.m. on the valuation date.

If the index return is positive, the index return amount per note will equal the product of (a) US$1,000 and (b) the index return, provided that the index return amount on the notes will be limited to approximately 19% to 23% (to be determined on the pricing date) of the principal amount of the notes. If the index return is greater than 0% and less than or equal to 3%, the amount you receive at maturity will be between US$970 and US$1,000 per note.

If the index return is zero or negative, the index return amount per note will be zero.

If the closing value of the Commodity Index on the fifth index business day before maturity is not reported because of a market disruption event or otherwise, the value of the Commodity Index for that index business day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Commodity Index obtained from as many dealers in commodity futures (which may include Citigroup Global Markets Inc. or any of our affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Commodity Index by the calculation agent in the event of a market distribution event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

For more specific information about the “index return amount,” the “index return,” a “market disruption event” and the determination of the value of the Commodity Index, please see “Description of the Notes—Index Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—Hypothetical Maturity Payment Examples” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

If you choose to sell your notes before maturity, you are not guaranteed to receive 97% of the principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—No Principal

Protection Unless You Hold the Notes to Maturity,” “—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information. You will receive at least 97% of the principal amount of your notes only if you hold the notes at maturity.

Who Publishes the Dow Jones-AIG Commodity IndexSM and What Does it Measure?

All disclosures contained in this pricing supplement regarding the Commodity Index including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones & Company, Inc., American International Group, Inc. and AIG Financial Products Crop. Neither Citigroup Funding nor Citigroup Global Markets Inc. assumes any responsibility for the accuracy or completeness of such information.

The Commodity Index is an index calculated, published and disseminated by Dow Jones, AIG and AIG Financial Products Corp. The Commodity Index was introduced in July 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Commodity Index for 2007 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts underlying the Commodity Index are currently listed for trading on the Chicago Board of Trade. For further information on the Commodity Index, including its makeup, method of calculation and changes in its components, see “Description of the Dow Jones-AIG Commodity IndexSM” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any ownership or other interest in respect of the futures contracts or the commodities underlying the Commodity Index.

How Has the Dow Jones–AIG Commodity IndexSM Performed Historically?

We have provided a table showing the monthly high and low closing value of the Commodity Index from January 2002 to September 2007 and a graph showing the daily closing values of the Commodity Index from January 2, 1997 to October 3, 2007. You can find this table and graph in the section “The Dow Jones-AIG Commodity IndexSM—Historical Closing Values of the Commodity Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Commodity Index in recent years. However, past performance is not indicative of how the Commodity Index will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the futures contracts underlying the Commodity Index or in other instruments, such as options, swaps or futures, based on the Commodity Index or on one or more of the futures contracts underlying the Commodity Index. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Citigroup Funding will treat each note for U.S. federal income tax purposes as a single debt instrument with contingent payments and a maturity of one year, issued by Citigroup Funding. The notes are subject to the timing rules applicable to debt obligations with a maturity of one year or less. There are, however, no rules specifically addressing the U.S. federal income tax treatment of notes with terms identical to those of the notes. Under the rules described above, a U.S. holder generally will be required to recognize income with respect to the notes in accordance with the holder’s method of tax accounting. A cash method U.S. holder generally will not be required to recognize income with respect to the notes until the maturity of the notes. Although there are no specific rules that provide for treatment of accrual method U.S. holders, accrual method U.S. holders generally should not be required to recognize income with respect to the notes prior to the date on which the amount of the contingent payment made with respect to the notes becomes fixed. In addition, any gain recognized by a U.S. holder at maturity of the notes generally will be treated as ordinary income. Any loss on the notes at maturity, or upon sale or other taxable disposition prior to maturity, will be treated as short-term capital loss. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliates, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets Inc. is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A. as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTOR S RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the Dow Jones-AIG Commodity IndexSM and other events that are difficult to predict and beyond our control.

You May Lose a Portion of Your Investment if the Index Return Amount is Less Than 3% of Your Principal Investment in the Notes

The amount of the maturity payment will depend on the index return, which is the percentage change of the value of the Commodity Index from the pricing date to the valuation date. You will receive at maturity at least the principal amount of the notes you then hold only if the index return is greater than 3%. If the index return is greater than zero but less than 3%, the amount you receive at maturity will be less than the principal amount of your notes and could be as low as US$970 for each note you hold, in which case your investment in the notes will result in a loss. This will be true even if the value of the Commodity Index has increased by more than 3% at one or more times during the term of the notes, but the value of the Commodity Index on the valuation date is less than 3% of the value of the Commodity Index on the pricing date.

The Index Return Amount will be Offset

The amount you receive at maturity will be determined by adding the index return amount, if any, to 97%, not 100%, of the principal amount of the notes. Thus, the index return amount, if any, will be offset by an amount equal to 3% of the principal amount of the notes, or US$30 per note.

Any Appreciation of Your Investment in the Notes Will Be Limited

Because the index return amount on the notes will be capped at approximately 19% to 23% (to be determined on the pricing date) of the principal amount of the notes, the maximum amount, including principal, you could receive at maturity is between US$1,160 to US$1,200 (to be determined on the pricing date) per note. Thus, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the percentage change of the Dow Jones-AIG Commodity IndexSM but was not subject to a maximum return.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least 97% of the principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate and, because the notes are not fully principal-protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the Commodity Index is less than              (an increase of     % from the starting value of the Commodity Index), the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes.

The Historical Performance of the Commodity Index Is Not an Indication of the Future Performance of the Commodity Index

The historical performance of the Commodity Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Commodity Index during the term of the notes. Changes in value of the Commodity Index will affect the trading price of the notes, but it is impossible to predict whether the value of the Commodity Index will fall or rise.

Higher Future Prices of the Futures Contracts Underlying the Commodity Index Relative to Their Current Prices May Decrease Your Return on the Notes

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts underlying the Commodity Index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield,” without necessarily being indicative of the performance of the contracts. While many of the contracts included in the Commodity Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Commodity Index, such as gold, have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Commodity Index and, accordingly, decrease your return on the notes.

Trading in Futures Contracts Associated with Physical Commodities Is Speculative and Can Be Extremely Volatile

Market prices of the underlying commodity interests may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. This may in turn result in volatile changes in the value of the Commodity Index and, as a result, the value of the notes.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator. Because the notes are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the Commodity Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Commodity Index. We expect that the market value of the notes will depend substantially on the relationship between the closing value of the Commodity Index on the pricing date and the future value of the Commodity Index. However, changes in the value of the Commodity Index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Commodity Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the Commodity Index will continue to fluctuate from that time to the time when the ending value of the Commodity Index is determined. If you choose to sell your notes when the value of the Commodity Index is less than its closing value on the pricing date, you are likely to receive less than the amount you originally invested.

Trading prices of the futures contracts underlying the Commodity Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the trading markets on which the underlying future contracts are traded. These factors are described in more detail in “—Trading in Futures Contracts Associated with Physical Commodities is Speculative and Can Be Extremely Volatile” above.

Volatility of the Commodity Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the Commodity Index changes during the term of the notes, the market value of the notes may decrease.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the Notes. The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the notes. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the Commodity Index or the value of the Commodity Index itself.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Commodity Index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the Commodity Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the futures contracts underlying the Commodity Index or in other instruments, such as options, swaps or futures, based upon the Commodity Index or the futures contracts underlying the Commodity Index. This hedging activity could affect the value of the Commodity Index and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Notes are Linked to the Dow Jones-AIG Commodity IndexSM and not to the Dow Jones-AIG Commodity Index Total ReturnSM

The notes are linked to the Dow Jones-AIG Commodity IndexSM and not to the Dow Jones-AIG Commodity Index Total ReturnSM. The Dow Jones-AIG Commodity Index reflects returns that are potentially available through an unleveraged investment in the index components. The Dow Jones-AIG Commodity Index Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total Return, the return from an investment in the notes will not reflect this total return feature.

You Will Not Have Any Rights with Respect to the Any Futures Contracts or Commodities Underlying the Commodity Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the future contracts or commodities underlying the Commodity Index. The notes are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities underlying the Commodity Index.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citibank, N.A. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCR IPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon the Dow Jones–AIG Commodity IndexSM Due October 2008 (the “Notes”) are index-linked securities issued by Citigroup Funding Inc. that have a maturity of exactly one year. The Notes pay an amount at maturity that will depend on the percentage change of the value of the Commodity Index over the term of the Notes.

If the percentage change of the value of the Commodity Index from the Pricing Date to the Valuation Date is less than or equal to zero, the payment you receive at maturity will equal 97% of your initial investment in the Notes. If the percentage change of the value of the Commodity Index from the Pricing Date to the Valuation Date is greater than zero, the payment you receive at maturity will equal 97% of your initial investment in the Notes plus an Index Return Amount, which will be capped as described below. However, because the amount you receive at maturity is determined by adding the Index Return Amount to 97%, not 100%, of the principal amount of the Notes, the Index Return Amount, if any, will be offset by an amount equal to 3% of the principal amount of the Notes, or US$30 per Note. Thus, in no circumstances will the return on your investment in the Notes be more than approximately 16% to 20% (to be determined on the Pricing Date) per annum, or approximately US$160 to US$200 per Note (to be determined on the pricing date).

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$ (     Notes). The Notes will mature on October         , 2008, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity.

Payment at Maturity

The Notes will mature on October         , 2008. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$970 plus an Index Return Amount, which may be positive or zero. Because the maturity payment is capped, the maximum amount, including principal, you could receive at maturity is between US$1,160 to US$1,200 per Note (to be determined on the Pricing Date).

Index Return Amount

The Index Return Amount will be based on the Index Return of the Commodity Index during the term of the Notes and will be calculated as follows:

If the Index Return is positive, the Index Return Amount per Note will equal the product of (a) US$1,000 and (b) the Index Return, provided that the maximum Index Return Amount on the Notes is limited to approximately 19% to 23% (to be determined on the Pricing Date) of the principal amount of the Notes. If the Index Return is greater than 0% and less than or equal to 3%, the amount you receive at maturity will be between US$970 and US$1,000 per note.

If the Index Return is zero or negative, the Index Return Amount per Note will be zero.

The Index Return will equal the following fraction, expressed as a percentage:

Ending Value – Starting Value
Starting Value

The Starting Value will be the closing value of the Commodity Index as reported by Reuters on Page “.DJAIG,” or any substitute page, at 3:00 p.m. on the Pricing Date.

The Ending Value will be the closing value of the Commodity Index as reported by Reuters on Page “.DJAIG,” or any substitute page, at 3:00 p.m. on the Valuation Date.

The Pricing Date means the date on which the Notes are priced for initial sale to the public.

The Valuation Date will be the fifth Index Business Day before maturity.

If the closing value of the Commodity Index on the fifth Index Business Day before maturity is not reported because of a Market Disruption Event or otherwise, the value of the Commodity Index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Commodity Index obtained from as many dealers in commodity futures (which may include Citigroup Global Markets or any of our affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Commodity Index by the calculation agent in the event of a Market Distribution Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An Index Business Day means a day, as determined by the calculation agent, on which the Commodity Index or any successor index is calculated and published and on which futures contracts comprising more than 80% of the value of the Commodity Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Commodity Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A Market Disruption Event means, as determined by the calculation agent in its sole discretion (1) the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Commodity Index on any day, (2) the settlement price of any futures contract used in the calculation of the Commodity Index reflects the maximum permitted price change from the previous day’s settlement price, (3) the failure of any exchange to publish official settlement prices for any futures contract used in the calculation of the Commodity Index, (4) with respect to any futures contract used in the calculation of the Commodity Index that trades on the London Metal Exchange, a business day on which the London Metal Exchange is not open for trading, or (5) with respect to Eurodollar futures contracts, a business day on which the

Chicago Mercantile Exchange is not open for trading or fails to publish official settlement prices for such contracts and if, in each case, in the determination of the calculation agent, any such termination, suspension, limitation, disruption, failure to publish, closure or event is material.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Values of the Commodity Index. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•	Principal amount: US$1,000 per Note

•	Starting Value: 175.00

•	Principal Protection at Maturity: 97% (US$970 per Note)

•	Maximum Index Return: 21% of the principal amount per Note

•	Maturity: Exactly 1 year

•	The Notes are purchased on the issue date and are held through the maturity date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Index Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and maximum return on the Notes.

Hypothetical Ending Value	Hypothetical Index Return (without cap)(1)	Hypothetical Index Return (with cap)(2)	Hypothetical Index Return Amount(3)	Hypothetical Maturity Payment per Note(4)	Hypothetical Return on the Notes
10.00	-94.286%	0.000%	$0.00	$970.00	-3.000%
20.00	-88.571%	0.000%	$0.00	$970.00	-3.000%
30.00	-82.857%	0.000%	$0.00	$970.00	-3.000%
40.00	-77.143%	0.000%	$0.00	$970.00	-3.000%
50.00	-71.429%	0.000%	$0.00	$970.00	-3.000%
60.00	-65.714%	0.000%	$0.00	$970.00	-3.000%
70.00	-60.000%	0.000%	$0.00	$970.00	-3.000%
80.00	-54.286%	0.000%	$0.00	$970.00	-3.000%
90.00	-48.571%	0.000%	$0.00	$970.00	-3.000%
100.00	-42.857%	0.000%	$0.00	$970.00	-3.000%
110.00	-37.143%	0.000%	$0.00	$970.00	-3.000%
120.00	-31.429%	0.000%	$0.00	$970.00	-3.000%
130.00	-25.714%	0.000%	$0.00	$970.00	-3.000%
140.00	-20.000%	0.000%	$0.00	$970.00	-3.000%
150.00	-14.286%	0.000%	$0.00	$970.00	-3.000%
160.00	-8.571%	0.000%	$0.00	$970.00	-3.000%
170.00	-2.857%	0.000%	$0.00	$970.00	-3.000%
175.00	0.000%	0.000%	$0.00	$970.00	-3.000%
180.00	2.857%	2.857%	$28.57	$998.57	-0.143%
190.00	8.571%	8.571%	$85.71	$1,055.71	5.571%
200.00	14.286%	14.286%	$142.86	$1,112.86	11.286%
210.00	20.000%	20.000%	$200.00	$1,170.00	17.000%
220.00	25.714%	21.000%	$210.00	$1,180.00	18.000%
230.00	31.429%	21.000%	$210.00	$1,180.00	18.000%
240.00	37.143%	21.000%	$210.00	$1,180.00	18.000%
250.00	42.857%	21.000%	$210.00	$1,180.00	18.000%
260.00	48.571%	21.000%	$210.00	$1,180.00	18.000%
270.00	54.286%	21.000%	$210.00	$1,180.00	18.000%
280.00	60.000%	21.000%	$210.00	$1,180.00	18.000%
290.00	65.714%	21.000%	$210.00	$1,180.00	18.000%
300.00	71.429%	21.000%	$210.00	$1,180.00	18.000%
310.00	77.143%	21.000%	$210.00	$1,180.00	18.000%
320.00	82.857%	21.000%	$210.00	$1,180.00	18.000%
330.00	88.571%	21.000%	$210.00	$1,180.00	18.000%
340.00	94.286%	21.000%	$210.00	$1,180.00	18.000%
350.00	100.000%	21.000%	$210.00	$1,180.00	18.000%
360.00	105.714%	21.000%	$210.00	$1,180.00	18.000%

(1)	Hypothetical Index Return = (Hypothetical Ending Value – Hypothetical Starting Value) / Hypothetical Starting Value
(2)	Capped Hypothetical Index Return = (Hypothetical Ending Value – Hypothetical Starting Value) / Hypothetical Starting Value, provided that the Hypothetical Index Return will not be greater than 21%
(3)	If Hypothetical Index Return is greater than 0%, Hypothetical Index Return Amount = US$1,000 x Hypothetical Index Return

If Hypothetical Index Return is less than or equal to 0.000%, Hypothetical Index Return Amount = US$0

(4)	Hypothetical Maturity Payment per Note = US$970 + Hypothetical Index Return Amount

Discontinuance of the Commodity Index

If Dow Jones and AIG discontinue publication of the Commodity Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the

Commodity Index, then the value of the Commodity Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Dow Jones and AIG discontinue publication of the Commodity Index and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the Commodity Index, the value to be substituted for the Commodity Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Commodity Index prior to any such discontinuance.

If Dow Jones and AIG discontinue publication of the Commodity Index prior to the determination of the amount payable at maturity and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the amount payable at maturity and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the Commodity Index as described in the preceding paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the Commodity Index may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the Commodity Index as described above, the successor index or value will be substituted for the Commodity Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Commodity Index may adversely affect the value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Commodity Index or any successor index is changed in any material respect, or if the Commodity Index or any successor index is in any other way modified so that the value of the Commodity Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of an index comparable to the Commodity Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Commodity Index or the successor index. Accordingly, if the method of calculating the Commodity Index or any successor index is modified so that the value of the Commodity Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citibank, N.A. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE DOW JONES-AIG COMMODITY I NDEXSM

The Dow Jones-AIG Commodity IndexSM (“the Commodity Index”) reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Commodity Index. The value of the Commodity Index is computed on the basis of hypothetical investments in the basket of commodities that make up the Commodity Index.

The Notes are linked to the Commodity Index and not the Dow Jones-AIG Commodity Index Total Return. The Commodity Index reflects returns that are potentially available through an unleveraged investment in the components of that index. The Dow Jones-AIG Commodity Index Total Return is a total return index which, in addition to reflecting the same returns of the Commodity Index, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills.

General

Unless otherwise stated, we have derived all information regarding the Commodity Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Dow Jones and AIG-FP, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones and AIG-FP. Dow Jones and AIG-FP are under no obligation to continue to publish, and may discontinue or suspend the publication of, the Commodity Index at any time. Additionally, Dow Jones and AIG-FP can add, delete or substitute the components underlying the Commodity Index or make other methodological changes that could change the level of the Commodity Index. Dow Jones and AIG-FP have no obligation to consider the interests of the holders of the Notes in calculating or revising the Commodity Index. We do not assume any responsibility for the accuracy or completeness of any information relating to the Commodity Index.

The Commodity Index was introduced in July 1998 to provide a diversified and liquid benchmark for physical commodities as an asset class. The Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities (on which the futures contracts are based) included in the Commodity Index for 2007 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Dow Jones-AIG Commodity Index Advisory Committee and Supervisory Committee

Prior to February 2007, the Dow Jones-AIG Commodity Index Oversight Committee (the “Oversight Committee”) assisted Dow Jones and AIG-FP in connection with the operation of the Commodity Index. The Oversight Committee included prominent members of the financial, academic and legal communities and met annually to consider changes to be made to the Commodity Index for the coming year.

In February 2007, Dow Jones and AIG-FP announced modifications to the rules regarding the Oversight Committee. A new two tiered structure composed of an Advisory Committee and a Supervisory Committee was adopted to replace the previous single Oversight Committee. The purpose of this two tiered structure is to expand the breadth of input into the decision-making process, while also providing a mechanism for a more rapid reaction in the event of any market disruptions or extraordinary changes in market conditions.

The Supervisory Committee is currently composed of three individuals, one each from Dow Jones Indexes (a division of Dow Jones), AIG-FP and Banque AIG (a subsidiary of AIG-FP). The Advisory Committee currently consists of nine leading figures from the financial and academic communities. The Supervisory Committee will make all final decisions relating to the Index, given any advice and recommendations of the Advisory Committee.

As described in more detail below, the Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Commodity Index are determined each year in June or July by AIG-FP, announced in July and implemented the following January. The most recent composition of the Commodity Index was approved by the Oversight Committee at a meeting held in July 2006. The next Commodity Index reweightings and rebalancing will be implemented in January 2008, upon approval of the Supervisory Committee.

Four Main Principles Guiding the Creation of the Dow Jones-AIG Commodity Index

The Commodity Index was created using the following four main principles:

•

Economic significance. The Commodity Index is intended to represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Commodity Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (such as gold) relative to non-storable commodities (such as live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Put another way, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Commodity Index thus relies on data that is both an inherent aspect of the futures market (liquidity) and external to the futures market (production) in determining relative weightings.

•

Diversification. A second major goal of the Commodity Index is to provide diversified exposure to commodities as an asset class. As described further below, diversification rules have been established and are applied annually.

•

Continuity. The third goal of the Commodity Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the index from year to year. The Commodity Index is intended to provide a stable benchmark.

•

Liquidity. Another goal of the Commodity Index is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Commodity Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance.

Daily Calculations

The Commodity Index is calculated daily by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Commodity Index (based on their relative weightings) to the previous day’s Commodity Index value. Since the futures contracts included in the Commodity Index are for physical commodities, they must be rolled periodically according to a fixed schedule in order to maintain exposure to the underlying commodities without taking delivery. The rollover for each contract occurs over a period of five business days during such applicable period.

Annual Reweightings and Rebalancings of the Index

The Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Commodity Index are determined each year in June by AIG-FP, under the supervision of the Advisory and Supervisory Committees, announced in July and implemented the following January. The composition of the Index for 2007 was approved by the Oversight Committee at a meeting held in July 2006.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Commodity Index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Commodity Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic U.S. dollar value of the futures contract selected as the reference contract for that commodity (the “Designated Contract”), and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Commodity Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities that were designated for potential inclusion in the Commodity Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities that will be included in the Commodity Index (the “Index Commodities”) and their respective percentage weights, as described below.

Commodity Index Multipliers

Subject to the Diversification Rules discussed below, CIPs are incorporated into the Commodity Index by calculating the new unit weights for each Index Commodity. On the fourth business day of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Commodity Index, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Diversification Rules

The Commodity Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the index, the index relies on several diversification rules, which are applied annually when the Commodity Index is reweighted and rebalanced on a price-percentage basis. The following diversification rules are applied to the annual reweighting and rebalancing of the Commodity Index as of January of the applicable year:

•	No related group of commodities (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the index.

•	No single commodity may constitute more than 15% of the index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the index.

•	No single commodity that is in the index may constitute less than 2% of the index.

Following the annual reweighting and rebalancing of the Commodity Index in January, the percentage of any single commodity or group of commodities will fluctuate and may exceed or be less than the percentages set forth above.

Commodities Available for Inclusion in the Commodity Index

Commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration and which are the subject of a qualifying related futures contract. The 23 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Index Commodities selected for 2007 are aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several London Metal Exchange (“LME”) contracts, where AIG-FP believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, AIG-FP selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, AIG-FP selects the most actively traded contract. This process is reviewed by the Advisory and Supervisory Committees. Data concerning this Designated Contract will be used to calculate the Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available to replace that Designated Contract. The Designated Contracts for the commodities included in the Commodity Index for 2007 is as follows:

Commodity	Designated Contract	Exchange	Units	Price Quote	Current Weighting***
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	US$/metric ton	6.80%
Coffee	Coffee “C”	NYBOT	37,500 lbs	cents/pound	3.02%
Copper*	High Grade Copper	COMEX	25,000 lbs	cents/pound	6.19%
Corn	Corn	CBOT	5,000 bushels	cents/bushel	5.63%
Cotton	Cotton	NYCE	50,000 lbs	cents/pound	3.15%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	US$/barrel	12.72%
Gold	Gold	COMEX	100 troy oz.	US$/troy oz.	6.83%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon	3.79%
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound	6.14%
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound	3.01%
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	US$/mmbtu	12.55%
Nickel	Primary Nickel	LME	6 metric tons	US$/metric ton	2.72%
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.	2.29%
Soybeans	Soybeans	CBOT	5,000 bushels	cents/bushel	7.75%
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/pound	2.85%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	cents/pound	3.12%
Unleaded Gasoline**	Reformulated Blendstock for Oxygen Blending	NYMEX	42,000 gal	cents/gallon	3.94%
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel	4.72%
Zinc	Special High Grade Zinc	LME	25 metric tons	US$/metric ton	2.80%

*	The Commodity Index uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Index.
**	As announced by the Oversight Committee on March 3, 2006, The New York Harbour Unleaded Gasoline (HU) contract was replaced in April 2006 by the Reformulated Gasoline Blenstock for Oxygen Blending (RB) futures contract. The transition occurred during the regularly scheduled April 2006 Roll Period. The last HU contract was the May 2006 expiration. The first RB contract was the July 2006 expiration. No changes to the Commodity Index Multipliers occurred as a result of this transition.
***	Reflects the approximate weightings of the 19 commodities included in the Commodity Index as approved by the Oversight Committee in July 2006, which became effective as of January 2007.

In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered for inclusion in the Commodity Index.

Commodity Groups

For purposes of applying the diversification rules discussed above, the commodities available for inclusion in the Commodity Index are assigned to “Commodity Groups.” The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Current Weighting*:	Commodities:	Commodity Group:	Current Weighting*:	Commodities:
Energy	33.00%	Crude Oil	Livestock	9.15%	Live Cattle
		Heating Oil			Lean Hogs
		Natural Gas
		Unleaded Gasoline	Grains	18.10%	Corn
					Soybeans
Precious Metals	9.12%	Gold			Wheat
		Silver
			Softs	9.29%	Cotton
					Sugar
Industrial Metals	18.51%	Aluminum			Coffee
		Copper
		Nickel	Vegetable Oil	2.85%	Soybean Oil
		Zinc

*	Reflects the approximate weightings of the seven Commodity Groups of the Commodity Index as approved by the Oversight Committee in July 2006, which became effective as of January 2007.

The Commodity Index Is a Rolling Index

The Commodity Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five business days each month according to a pre-determined schedule. This process is known as “rolling” a futures position.

Commodity Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Commodity Index will be adjusted in the event that AIG-FP determines that any of the following g index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Commodity Index on that day;

•	the settlement price of any futures contract used in the calculation of the Commodity Index reflects the maximum permitted price change from the previous day’s settlement price;

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Commodity Index;

•	or with respect to any futures contract used in the calculation of the Commodity Index that trades on the LME, a business day on which the LME is not open for trading.

Historical Closing Values of the Commodity Index

The following table sets forth the monthly high and low closing values of the Dow Jones-AIG Commodity Index from January 2002 through September 2007. The historical performance of the Dow Jones-AIG Commodity Index should not be taken as an indication of future performance.

	2002		2003		2004		2005		2006		2007
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	92.362	87.366	118.689	110.276	142.310	136.818	148.308	142.180	174.224	167.005	166.509	155.880
February	91.150	88.842	125.049	118.542	146.445	137.297	156.886	142.412	172.555	159.726	173.503	163.863
March	99.588	91.938	124.006	111.198	151.691	143.887	165.246	155.779	167.351	158.780	172.328	165.935
April	102.617	94.108	115.419	110.966	151.567	144.194	162.389	151.961	180.014	164.723	174.351	170.830
May	101.576	96.442	119.722	112.025	152.368	146.902	152.610	146.078	187.628	174.572	174.819	170.082
June	99.518	95.388	120.826	114.708	154.994	143.289	161.403	152.390	178.913	165.352	176.484	168.522
July	100.985	97.043	118.265	114.021	147.800	144.229	160.175	154.107	179.962	170.890	174.536	168.736
August	103.442	96.860	121.322	117.250	149.104	142.634	172.158	160.824	179.534	168.868	170.820	161.062
September	106.985	101.244	120.898	117.446	153.175	140.991	179.069	165.901	170.647	156.587	179.715	166.848
October	107.356	103.497	128.417	121.139	159.294	152.005	178.816	166.516	169.786	156.075
November	105.753	101.140	130.853	124.817	156.223	149.589	167.611	163.358	175.214	166.163
December	112.933	105.130	137.320	129.039	149.883	141.271	180.240	168.383	174.590	165.755

The value of the Commodity Index at the close of business on October 3, 2007 was 176.597.

The following graph plots the historical daily closing values of the Commodity Index from January 2, 1997 to October 3, 2007. Past movements of the Commodity Index are not necessarily indicative of future Commodity Index values or what the value of the Notes may be. Any historical upward or downward trend in the value of the Commodity Index during any period set forth below is not an indication that the Commodity Index is more or less likely to increase or decrease at any time during the term of the notes.

Date

License Agreement

“Dow Jones,” “AIG®” “Dow Jones-AIG Commodity IndexSM,” and “Dow Jones-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

Dow Jones, AIG-FP and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Commodity Index, in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to Citigroup Global Markets Inc. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which are determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Citigroup Global Markets Inc. or the Notes. Dow Jones and AIG-FP have no obligation to take the needs of Citigroup Global Markets Inc. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Citigroup Global Markets Inc., but which may be similar to and competitive with the Notes. In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with the Notes. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., OWNERS OF THE NOTES, OR ANY

OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG CITIGROUP GLOBAL MARKETS INC., OTHER THAN AMERICAN INTERNATIONAL GROUP.

CERTAIN U NITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument with a contingent payment determined by reference to the percentage change of the value of the DJ-AIG Commodity IndexSM and a maturity of one year, issued by Citigroup Funding. Each holder, by accepting a Note, agrees to this characterization of the Note. The remainder of this summary assumes such characterization of each Note and the holder’s agreement thereto.

United States Holders

The Notes are subject to special rules applicable to debt obligations with a maturity of one year or less. Under these rules, a U.S. Holder using the cash method of accounting generally will include amounts in income with respect to the Index Return Amount at the time that such payment is received. U.S. Holders using an accrual method of accounting generally are required to accrue original issue discount with respect to a Note. The rules applicable to short-term debt obligations do not, however, address how to accrue income with respect to a future contingent payment such as the Index Return Amount that will be paid at maturity. Moreover, while there are special U.S. federal income tax rules applicable to debt instruments with one or more contingent payments that require U.S. Holders to accrue interest income using a specified methodology, those rules do not apply to short-term taxable debt obligations. Taxpayers using an accrual method of accounting generally are not required to include amounts in income until all the events have occurred that fix the right to receive the income and the amount of the income can be determined with reasonable accuracy. Accordingly, although no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the following tax treatment, under the rules described above a U.S. Holder using the accrual method of accounting should not be required to include amounts in income in respect of the Index Return Amount prior to the date on which the amount of such payment becomes fixed. Under this treatment, a U.S. Holder will recognize ordinary income in respect of the Index Return Amount to the extent that the amount payable to the Holder at maturity exceeds $1,000, or capital loss to the extent that the maturity payment is less than the Holder’s basis in the Notes. A U.S. Holder’s tax basis in the Notes generally will equal the cost of the Notes to such holder.

Upon a sale or exchange of the Notes prior to maturity, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized and the Holder’s tax basis in the Notes. The rules applicable to short-term debt obligations do not address the proper characterization of any gain realized upon disposition of obligations such as the Notes prior to maturity. Generally, gain on disposition of a short-term note issued by a corporation is treated as ordinary income to the extent of accrued original issue discount not previously taken into account, and otherwise as short-term capital gain. Accordingly, under the rules generally applicable, and assuming that a U.S. Holder is not required to accrue any amounts in respect of the Index Return Amount prior to the time when that Amount is paid or fixed, a gain on the disposition of the Notes prior to maturity would be treated as short-term capital gain. A U.S. Holder should note, however, that the IRS may seek to characterize any gain on disposition as ordinary income, particularly if the Holder disposes of the Note close to maturity. Any loss on the Notes will be treated as short-term capital loss.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an IRS Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax. A Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of Notes (         Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers at those prices less a concession not to exceed $             per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $             per Note on sales to certain other dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•

in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup Inc.;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•

it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•

it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Republic of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•

no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement, prospectus supplement or prospectus is accurate as of any date other than the date on the front of such document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$             principal amount

Notes Based Upon the Dow Jones-AIG Commodity IndexSM

Due October      2008

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)